FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2007

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	X	No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Presentation on Quarterly Results of Telefónica Group: January- March 2007	31

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	May 16th, 2007	By:	/s/ Santiago Fernández Valbuena
			Name:	Santiago Fernández Valbuena
			Title:	Chief Financial Officer

Annual Results
January – March 2007

TELEFONICA S.A.
May 16th, 2007


Spirit of
PROGRESS

This presentation is being broadcast live on the Internet

Telefónica

Disclaimer

This document contains statements that constitute forward looking statements in its general meaning and within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company. The forward-looking statements in this document can be identified, in some instances, by the use of words such as "expects", "anticipates", "intends", "believes", and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions.

Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and other important factors that could cause actual developments or results to differ materially from those expressed in our forward looking statements.

Analysts and investors are cautioned not to place undue reliance on those forward looking statements which speak only as of the date of this presentation. Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica´s business or acquisition strategy or to reflect the occurrence of unanticipated events. Analysts and investors are encouraged to consult the Company's Annual Report as well as periodic filings filed with the relevant Securities Markets Regulators, and in particular with the Spanish Market Regulator.

The financial information contained in this document has been prepared under International Financial Reporting Standards (IFRS). This financial information is un-audited and, therefore, is subject to potential future modifications.

Sustaining top financial performance in 1Q07…

€ in millions (% change y-o-y)	Jan-Mar 2007	Jan-Mar 2006	% Change 1Q07/1Q06	% Change 1Q07/1Q06 organic [1]
Revenues	13,747	11,946	+15.1%	+7.8%
Operating Income before D&A (OIBDA)	5,106	4,657	+9.6%	+5.9%
Operating Income (OI)	2,710	2,356	+15.0%	+19.6%
Net Income	1,257	1,167	+7.7%	
OpCF (OIBDA-CapEx)	3,718	3,354	+10.8%	+12.9%

- Guidance reiterated for Group and business lines
- Forex deducted around 2.5 p.p. to nominal growth rates of major metrics

Note: TPI has been discontinued in 2006 following Telefónica's acceptance of Yell's offer in July 4th
(1) Assuming constant exchange rates as of 1Q06. Incorporating O2 (consolidated since Feb 2006), Telefónica Telecom in Colombia (consolidated since May 2006), and Iberbanda (consolidated since July 2006) from January 1st 2006. Excluding Telefónica O2 Slovakia (start-up in 4Q06) in 1Q07.

...with solid underlying EPS, up by more than 20%...

€ in millions
(% change y-o-y)


+9.6%
+15.0%
+7.7%
231 M€ (O2's PPA)
39 M€ (Cesky's PPA)
5,106
-2,396
(+4.1%)
2,710
+35
(+60.2%)
-768
(+47.1%)
-656
(+6.9%)
-65
(-14.5%)
1,257
1Q07 OIBDA
D&A
1Q07 OI
Associates
Financial results
Taxes
Minorities & Discontinued Operations ¹
1Q07 Net Income


EPS growth
(in €)
+6.1%
0.245
0.260
1Q06
1Q07


EPS growth ex-capital gains/losses²
(in €)
+22.5%
0.215
0.264
1Q06
1Q07

(1) TPI has been discontinued in 2006 following Telefónica's acceptance of Yell's offer in July 4th, 2006
(2) Sale of shares in Sogecable in 1Q06 (6.57%), related to Prisa's take over bid over the company and sale of Endemol France in 1Q07

...as we leveraged our diversification, with a solid position in each business...

1Q07 Revenue breakdown by region



Others & eliminations
4%
T. España
37%
T. O2 Europe
26%
T. Latinoamérica
34%
Accounts for >60% of organic revenue growth in 1Q07

1Q07 Revenue breakdown by business



Others & eliminations
3%
Fixed services
(traffic & access)
33%
Mobile services
57%
Fixed Broadband
7%
Mobile & BB accounts for >90% of organic revenue growth in 1Q07

Revenue growth by region
(Organic[1], € in millions)



+5.3%
+4.9%
+12.3%
T. España
T. O2 Europe
T. Latinoamérica

Revenue growth by business
(Organic[1], € in millions)



+11.4%
+26.6%
Mobile service revenues
Fixed broadband revenues

(1)Assuming constant exchange rates as of 1Q06. Incorporating O2 (consolidated since Feb 2006), Telefónica Telecom in Colombia (consolidated since May 2006 in Telefónica Latinoamérica), and Iberbanda (consolidated since July 2006 in Telefónica España) from January 1st 2006. Excluding Telefónica O2 Slovakia (start-up in 4Q06) in 1Q07.

...and a continuous focus on cost management to keep profitability

OpEx[1] Organic[2] Growth


+12.2%
+9.0%
+8.1%
2005
2006
1Q07

Organic[2] OIBDA Margin


-0.7 p.p.
37.9%
37.2%
1Q06
1Q07

1Q07 OIBDA Margin


48.5%
36.6%
26.4%
37.1%
T. España
T. Latam
T.O2 Europe
Group

(1) Supplies, Personnel Expenses (ex-restructuring costs), External Services, Bad Debt Expenses and Taxes
(2) Assuming constant exchange rates as of 1Q06. Incorporating O2 (consolidated since Feb 2006), Telefónica Telecom in Colombia (consolidated since May 2006), and Iberbanda (consolidated since July 2006) from January 1st 2006. Excluding Telefónica O2 Slovakia (start-up in 4Q06) in 1Q07.

Telefónica España: strong quarter on growth & profitability


Revenues
(€ in millions)
+5.5%
4,772
5,033
1Q06
1Q07
OIBDA
(€ in millions)
+10.7%
2,205
2,439
1Q06
1Q07
OIBDA Margin
(%)
+2.3p.p.
46.2%
48.5%
1Q06
1Q07

- Sound top line growth driven by customer expansion
- Healthy profitability across businesses

Telefónica España: high commercial activity focused on value customers

Total accesses (in thousands)


+5.5%
44,152.6
+604.0
44,756.6
Dec06
Mar07

Strong competitive position maintained

Fixed Telephony Accesses (in thousands)


-1.2%
15,949.9
-29.6
15,920.3
Dec06
Mar07

Retail Internet Broadband Accesses (in thousands)


+31.2%
3,742.7
+250.1
3,992.7
Dec06
Mar07

Wireless Customers (in thousands)


+7.6%
21,446.0
+367.7
21,813.7
Dec06
Mar07

Annual Growth Rate (Mar07 vs Mar06)

Wireline Business: leading Broadband and PayTV

Retail Internet BB Accesses
(in millions)


30.1%
5.5
7.1
+31.2%
3.0
4.0
Mar06
Mar07
MARKET
Mar06
Mar07
TELEFÓNICA ESPAÑA

Sustained market share at 56% after capturing same share of net adds

Pay TV subscribers
(in millions)


10.6%
3.5
3.9
+67.3%
0.250
0.419
Mar06
Mar07
MARKET
Mar06
Mar07
TELEFÓNICA ESPAÑA

- 44% share of net adds
- 11% Pay TV market share

Note: All market data based on Telefónica España's estimates

Wireline Business: ongoing ARPU growth to push top line

ARPU
(€/month)


+6.7%
62
66
1Q06
1Q07

MAJOR DRIVERS

- Expanding BB customer base
  - ✓ 25.1% of lines have BB (18.9% in 1Q06)
- Promoting 2P/3P (ARPU uplift & loyalty)
  - ✓ 75% of retail BB accesses with 2P/3P
  - ✓ Retail BB VAS ARPU growing to reach 7.7 euros.
- 2.0% PSTN monthly fee increase as of January 1st 2007

Revenues evolution
(% change 1Q07/1Q06)


+22.3%
+8.9%
-2.8%
Traditional Access & Voice
Internet & Broadband
Data & IT

Revenues
(€ in millions)


+3.6%
2,944
105
3,050
1Q06
1Q07

Wireline Business: strong focus on operational efficiency leading to margin improvement

OIBDA Growth 1Q07/1Q06
(€ in millions)


+12.4%
-7.5 p.p.
-0.2 p.p.
+4.7%
1.1 p.p. ahead of revenue growth (+3.6%)
Reported
Lower E.R.E. provision in 1Q07
Subsidies, Real Estate program and others
Underlying Growth

OIBDA Margin


42.9%
46.1%
46.5%
1Q06
1Q06 ex-E.R.E. provision
1Q07[1]

(1) No E.R.E. provision accounted for in 1Q07

Wireless Business: strong 1Q07 performance focused on value

Customer growth
(y-o-y)


>21.8M
+7.6%
+0.6%
+13.4%
Total
Pre-pay
Contract

- 57% contract mix (54% in Mar06)
- Total net adds: 368,000 in 1Q07 vs 387,000 in 1Q06
- Blended churn: 1.8% (-0.1 p.p. vs 1Q06)
- Strong push on loyalty: ~1.2 M handset upgrades in 1Q07 (+7.4% vs 1Q06)
- Positive total portability results in 1Q07 (negative in 1Q06)

CONTRACT

Gross Adds
(in thousands)


+8%
619
668
1Q06
1Q07

Churn
(%)


1.3
1.1
1Q06
1Q07

Number Portability
(in thousands)


x2
36
78
1Q06
1Q07

Net adds
(in thousands)


+13%
341
387
1Q06
1Q07

Wireless Business: stimulation of voice and data usage

1Q07/1Q06
(y-o-y growth rates)


TOTAL ARPU[1]
-0.5%
OUTGOING
Highest y-o-y Data ARPU growth since 4Q05
+5.3%
-0.4%
+5.8%
+0.6%
VOICE
DATA
TOTAL
INCOMING
6.9% MTR cut in Oct.06. Next cut in April 07: -7.5%
+1.8%
-5.7%
ARPU Growth
MoU Growth

1Q07/1Q06 Data Revenue growth


+27%
+71%
+14%
Non P2P SMS revenues
Connectivity
Total

Data revenues split	1Q06	1Q07
P2P Communications	59%	54%
P2P SMS	57%	52%
Content	33%	34%
Connectivity	8%	12%

- +25% in advanced data users (vs Dec06)
- +25% in Data Flat Rates (vs Dec06)
- Data traffic x4 (1Q07 vs 1Q06)
- ~1.5M 3G devices (~220,000 PC Cards)

(1) Excludes roaming-in

Wireless Business: healthy top line performance & robust OIBDA growth

	1Q07/1Q06	Comparable growth[1]
Revenues	+7.9%	
Handset Revenues	+14.3%	
Service Revenues	+7.0%	+6.7%[1]
Service Revenue Drivers		
Customer revenues	+10.0%	+8.4%[1]
Interconnection revenues	-3.2%	+1.5%[1]
Roaming-in revenues	-20.4%	

- Customer base: +7.6% vs Mar06
- Outgoing ARPU: +0.6% vs 1Q06

OIBDA
(€ in millions)

y-o-y growth


+7.9%
952
1,027
1Q06
1Q07

44.0% 1Q07 reported OIBDA margin (flat vs 1Q06)

(1) Pre-pay sales and top-up commissions are accounted for as costs in 1Q07 (netted from revenues in 1Q06). Revenues/costs of portability transit routing are now registered for their net amounts

Telefónica O2 Europe: proactively tackling mobile pressures & selectively exploiting BB growth opportunities


Revenues [1]
(€ in millions)
+46.7%
2,409
3,534
1Q06
1Q07
OIBDA [1]
(€ in millions)
+23.3%
756
933
1Q06
1Q07
OIBDA Margin [1]
(%)
-5.0p.p.
31.4%
26.4%
1Q06
1Q07

- UK: positive top-line performance driven by client & ARPU expansion
- Germany: sustained pricing pressure reflected in ARPU, with plans to boost growth
- Czech Republic: stabilization of fixed through BB, and mobile growth focused on high value
- Promising results of mobile launch in Slovakia

(1) 1Q07 corresponds to the January-March period. 1Q06 corresponds to the February-March period

O2 UK: healthy top-line pushed by customer and ARPU growth

Mobile customer growth
(y-o-y)


17.8M
+8.6%
+7.5%
+10.8%
35.5% of base
(+0.7 p.p.)
Total
Pre-pay
Contract

Average Revenue per User
(quarterly monthly average, in £)


+0.8%
22.2
22.3
1Q06
1Q07

- MoU[2]: +10.6% y-o-y to 179 minutes
- Data ARPU[2]:+10.2% y-o-y to 7.4 £

Revenues
(Organic[1], £ in millions)


+10.2%
1,070
1,180
1Q06
1Q07

OIBDA margin
(Organic[1])


27.7%
-3.7 p.p.
24.0%
1Q06
1Q07

- Higher commercial costs related to change of year end from March to December
- Focus on retention: +22% in upgrades

Margin levels for the rest of the year are expected to be above 1Q07 level

(1) On a comparable basis (January-March for both 1Q06 and 1Q07)
(2) Quarterly Monthly Average

O2 Germany: management focus on ARPU potential amid competitive pressures

Mobile customer growth
(y-o-y)


11.2M
+10.7%
+12.5%
+9.0%
49.8% of base
(-0.8 p.p.)
Total
Pre-pay
Contract

Average revenue per User
(quarterly monthly average, in €)


24.1
-14.8%
20.5
1Q06
1Q07

- MTR: 20% cut (1€ of lower ARPU)
- Pricing pressure
- MoU[2]:+2% y-o-y to 129 minutes
- Change in mix

Revenues
(Organic[1], € in millions)


869
-3.0%
843
1Q06
1Q07

OIBDA margin
(Organic[1])


19.7%
-0.5 p.p.
19.1%
1Q06
1Q07

- Higher commercial costs related to change of year end from March to December
- Focus on retention: +24% in upgrades
- Genion refreshed tariffs & DSL

758,000 clients on new S,M,L tariffs
(~ 3x higher MoU than average)

Note:O2 Germany consolidates Telefónica Deutschland
(1) On a comparable basis (January-March for both 1Q06 and 1Q07)
(2) Quarterly Monthly Average

T.O2 Czech Republic: delivering a solid financial performance through a tight operational focus

Increasing the value proposition for fixed and mobile

Broadband 1Q07 trends (y-o-y)


+54.5%
+56.2%
Fixed revenues
-0.1%
Retail connections (Broadband)
Retail revenues (Broadband)

- Promote bundles (O2 Trio & O2 Duo Mobile)
- Upgrade speed (2 to 4 times, 70% completed)

Mobile 1Q07 trends (y-o-y)


+19.7%
+13.5% in MoU
+1.2%
+4.8%
Contract mobile clients
Blended ARPU
Mobile revenues

- Foster Pre-pay to contract migrations (>40% of base on contract)
- Play pre-pay elasticity (+2.7% in pre-pay ARPU)

Operating revenues (CZK in billions)


14.7
+2.6%
15.1
1Q06
1Q07

OIBDA margin


Flat ex-Slovakia
48.9%
-2.3 p.p.
46.6%
1Q06
1Q07

Telefónica Latinoamérica: solid fundamentals driven by mobile and broadband

Revenues
(€ in millions)


+8.5%
4,317
4,685
1Q06
1Q07

OIBDA
(€ in millions)


+12.1%
1,528
1,713
1Q06
1Q07

OIBDA Margin
(%)


+1.2p.p.
35.4%
36.6%
1Q06
1Q07

- Sound top line growth driven by mobile expansion
- Healthy profitability across countries
- Strong leadership in the development of BB and Pay TV
- Maintenance of mobile momentum in major markets

Healthy growth in revenues and OIBDA in all major markets

	Revenues		OIBDA	
	1Q07 (€ in millions)	% change[1]	1Q07 (€ in millions)	% change[1]
Integrated				
Brazil[2]	1,801	+2.8%	749	+2.8%
Argentina	561	+21.0%	217	+29.7%
Chile	423	+10.0%	164	+22.5%
Peru	370	+9.7%	144	+0.3%
Colombia	352	n.m	100	n.m.
Mobile				
Venezuela	520	+25.4%	242	+39.3%
Mexico	315	+66.2%	22	c.s.
Central America[3]	147	+25.1%	47	+26.5%
Ecuador	67	-4.9%	16	-2.3%
Uruguay	24	+50.0%	6	+66.6%

(1) Excluding forex effect
(2) Includes 50% of VIVO
(3) Guatemala, El Salvador, Panama and Nicaragua

A consistent push to lead broadband across the region

Retail Internet BB connections[1] (in thousands)


+19.5%
222.1
265.3
+38.1%
2,928.7
4,045.6
1Q06
1Q07
NET ADDITIONS
Ma06
Ma07
TOTAL CLIENTS

Pay TV clients (in thousands)


+43.1%
489.3
700.1
Mar06
Mar07

Close to 25% on DTH

- 129,100 clients in Chile
- 30,300 clients in Peru
- 10,000 clients in Colombia

Breakdown of BB growth (%)


Retail BB connections
BB revenues (local currency)
+29%
+15%
+70%
+62%
+53%
+54%
+38%
+28%
Telesp
TASA
T. Chile
T.Peru²

(1) Including Terra Latam and Telefónica Telecom since May 2006
(2) Including cable modem

Brazil wireless: improving financial results amid a very competitive environment

Net Adds
(Thousands)


Total
Contract
1,072
133
-23
144
2006¹
1Q07

MoU
(minutes)


+12.9%
67
75
1Q06
1Q07

ARPU
(local currency)

Excluding B&K effect


+19.0%
30.6
25.7
26.1
+2%
1Q06
1Q07

Service revenue growth
(local currency)


2006/2005
+13.2%
-0.6%
1Q07/1Q06
-7.3%
-1.4%
Excluding B&K effect

OIBDA growth
(local currency)


+14.3%
+12.8%
2006/2005
-19.8%
1Q07/1Q06
-20.8%
-11.4% underlying²

OIBDA margin
(%)


+4.1p.p.
31.5%
27.4%
28.3%
1Q06
1Q07

(1) ex adjustment of 1.8M inactive pre-pay lines at the end of 1H06
(2) ex B&K and impairments

Mexico wireless: strong commercial momentum leads to very healthy revenue & OIBDA growth

Gross adds
(in thousands)


+57%
1,002
1,578
1Q06
1Q07

Net adds
(in thousands)


x 4
191
766
1Q06
1Q07

Blended churn
(%)


4.2
2.9
1Q06
1Q07

Customer growth
(y-o-y)


>9.3M
+42%
+47%
+42%
Total
Contract
Pre-pay

1Q07/1Q06 growth


+66%
+86%
+55%
Service revenues
Outgoing service revenues
Incoming service revenues

- ARPU: +25.8% y-o-y
- MoU: +112.2% y-o-y

- Incoming service revenues positively impacted by national CPP (43.9% growth in 4Q06/4Q05)

OIBDA
(€ in millions)


+22
+22
-25
1Q06
4Q06
1Q07

Key highlights for other Latam mobile operations

y-o-y growth

	1Q07customer base (M)	1Q07/1Q06 service revenue growth[1]	1Q07/1Q06 outgoing service revenue growth[1]	1Q07/1Q06 OIBDA margin	
ARGENTINA	11.8 +33%	+27%	+31%	29.0% +6.3 p.p.	Strong customer growth fully flowing to outgoing service revenue growth and enhanced profitability
VENEZUELA	9.1 +36%	+36%	+41%	46.5% +4.7 p.p.	
PERU	5.7 +54%	+54%	+82%	28.2% +0.3 p.p.	
CENTRAL AMERICA	4.0 +30%	+26%	+37%	31.7% +0.4p.p.	
URUGUAY	0.9 +75%	+58%	+73%	26.5% +2.6p.p.	
COLOMBIA	7.5 +11%	+10%	+10%	11.9% -6.9 p.p.	Balance commercial strategy & revenue growth, and strengthen competitive position through active GSM migration
CHILE	5.8 +8%	+18%	+15%	34.2% +3.8 p.p.	Strong service revenue backed by higher ARPU, and margin improvement
ECUADOR	2.5 +7%	-10%	-12%	24.5% +0.7 p.p.	New tariffs launched for operating turn-around

• Excluding forex impact

1Q07 synergies are totally aligned with year-end target, leveraging our top initiatives

OpCF from synergies 1Q07
(€ in millions)


35
114
23
11
182
T. Spain
T. Latam
T. O2 Europe
Other [1]
Total

1Q07 fully aligned with guidance, which is affected by seasonality of CapEx & commercial campaigns

OpCF from synergies 2007E
(€ in millions)

2007 top priorities for synergies generation

- **Regionalization** ~23%
  - Branding & commercial campaigns
  - Handset & SIMs purchases
  - Mundo Movistar
  - Service platforms
- **Convergence & Integration** ~47%
  - Technology, Operations & Systems
  - Products & Services
  - Sales channels
- **Scale, Best practices & Management of Resources** ~30%
  - Bargaining power (roaming, handsets & technology)
  - Internal mgmt of international & roaming traffic
  - Business Development (roaming retail & MNCs)
  - Distrito C & Contents' Unit

2007 TOTAL ESTIMATED SYNERGIES ~ 1,250

(1) Group initiatives yet to be allocated to business lines (IPTV Competence Center, Contents, Distrito C)

Pro-active management of cost of debt

	1Q07	1Q06	
Net Interest Expenses	(751)	(517)	+45.1%
FX Results	(17)	(5)	
Reported Financial Expenses	(768)	(522)	+47.1%

Evolution of effective debt service rate [1] (1Q07/2006)

2006 average effective service cost	5.15%
+Higher interest rates	0.16%
+Higher proportion of Latam Cur. Debt	0.10%
+Lack of 2006 MTM savings	0.15%
1Q07 average effective service cost	5.56%

Breakdown of net debt by currency (March 07)


EUR 56%
USD 4%
Latam 14%
GBP 21%
CZK 5%

44% of debt denominated in currencies different from Euro

(1) Reported Net financial expenses excluding fx results / Average total net debt

Progressing on de-leveraging

1Q07 Net Financial Debt Evolution
(€ in million)


2.7x
OIBDA¹
2.5x
OIBDA¹
52,145
-950
+214
+744
+201
-469
51,884
Net Fin. Debt Dec. 06
FCF post-minorities
Commitments cancellation
Share Buyback
Net Financial investments
Change in consolidation, FX and others
Net Fin. Debt Mar 07

- De-leveraging in progress, with Debt & Commitments at 2.7x OIBDA
- Debt reduction supported by FX savings and interest accrual lower than payments
- Average maturity of financial debt at close to 6.5 years

(1) Based on 12 months rolling OIBDA including Telefónica O2 Czech Republic, O2, Telefónica Telecom, and Iberbanda.

Conclusions

1. **Showing commercial momentum across countries and businesses**
   - 206.5 M accesses, +11.4%
2. **Retaining benchmark organic growth from top to bottom**
   - +7.8% in Revenues & +22.5% in EPS
3. **Benefiting from diversification, pushing on our distinctive growth levers**
   - +11.4% organic growth of mobile service revenues
   - +26.6% organic growth of BB revenues
4. **Keeping the focus on efficiency, helped by integrated management**
   - +8.1% organic growth in operating expenses for a 37% margin

Telefonica